Exhibit 99.65

PETROFUND ENERGY TRUST

FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1     Identity of Reporting Issuer

1.1                               Name and Address of Reporting Issuer

Petrofund Energy Trust (the “Trust”)
600, 444 – 7th Avenue SW
Calgary, Alberta T2P 0X8

1.2                               Executive Officer

The name of the executive officer of Petrofund Corp. (“PC”) who is knowledgeable about the significant acquisition and this Report is Edward J. Brown, Vice President, Finance and Chief Financial Officer and his business telephone number is (403) 218-8658.

Item 2              Details of Acquisition and Disposition

2.1                               Nature of Assets Acquired

Information regarding the nature of the assets acquired (the “New Properties”) is contained in the Trust’s final short form prospectus dated November 30, 2005, a copy of which is available on the Trust’s SEDAR profile at www.sedar.com. In particular reference is made to the information under the following headings in such prospectus, which is hereby incorporated by reference.

•                                          Recent Developments – The Acquisition

•                                          Information Concerning the New Properties

2.2                               Date of Acquisition

The acquisition was completed on December 15, 2005.

2.3                               Consideration

The purchase price for the acquisition of approximately $485 million was funded through a combination of bank debt and an issuance of 12,500,000 subscription receipts of the Trust (“Subscription Receipts”) at a price of $20.00 per Trust Unit for gross proceeds of approximately $250 million. Each Subscription Receipt was automatically exchanged for one (1) trust unit of the Trust at 5:00 p.m. (Calgary time) on December 15, 2005. In conjunction with the acquisition, PC negotiated replacement credit facilities in the aggregate principal amount of $590 million.

2.4                               Effect on Financial Position

Information regarding the effect on financial position of the Trust is contained in the Trust’s final short form prospectus dated November 30, 2005, a copy of which is available on the Trust’s SEDAR profile at www.sedar.com. In particular reference is made to the information under the following heading in such prospectus, which is hereby incorporated by reference.

•                                          Effect of the Acquisition on the Trust – Selected Pro Forma Consolidated Financial Information

2.5                               Prior Valuations

None.

2.6                               Parties to Transaction

Not applicable.

2.7                               Date of Report

January 27, 2006.

Item 3              Financial Statements

Attached as Schedule “A” hereto” are the following financial statements:

•                                          The pro forma combined balance sheet of the Trust as at September 30, 2005 and the combined statements of operations for the nine months then ended and for the year ended December 31, 2004.

•                                          The consolidated balance sheets of Kaiser Energy Ltd. as at September 30, 2005 and as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004 and 2003.

•                                          The balance sheets of the Canadian Acquisition Limited Partnership as at September 30, 2005 and as at December 31, 2004 and 2003 and the statements of operations and cash flows for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004 and 2003.

•                                          The statement of revenue and operating costs for the properties to be transferred to Kaiser Energy Ltd. for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004 and 2003.

2

SCHEDULE “A”

FINANCIAL STATEMENTS

PRO FORMA COMBINED FINANCIAL

STATEMENTS OF THE TRUST

COMPILATION REPORT

To the Directors of Petrofund Corp.

We have read the accompanying unaudited pro forma combined balance sheet of Petrofund Energy Trust (“Petrofund”) as at September 30, 2005 and unaudited combined statements of operations for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1.                    Compared the figures in the column captioned “Petrofund Energy” to the unaudited Consolidated Financial Statements of Petrofund as at September 30, 2005 and for the nine months then ended, and the audited Consolidated Financial Statements of Petrofund as at December 31, 2004 and for the year then ended and found them to be in agreement.

2.                    Compared the figures in the columns captioned “Ultima Energy” to the unaudited Consolidated Financial Statements of Ultima Energy Trust (“Ultima”) as at March 31, 2004 and for the three months then ended and to Ultima’s accounting records for the period April 1, 2004 to June 16, 2004, and found them to be in agreement.

3.                    Compared the figures in the columns captioned “Kaiser Energy” to the unaudited consolidated Financial Statements of Kaiser Energy Ltd. as at September 30, 2005 and for the nine months then ended and to the audited consolidated Financial Statements of Kaiser Energy Ltd. as at December 31, 2004 and for the year then ended and found them to be in agreement.

4.                    Compared the figures in the columns captioned “Canadian Partnership” to the unaudited Financial Statements of Canadian Acquisition Limited Partnership (“Canadian Partnership”) as at September 30, 2005 and for the nine months then ended and to the audited Financial Statements of Canadian Partnership as at December 31, 2004 and for the year then ended and found them to be in agreement.

5.                    Compared the figures in the columns captioned “Properties to be Transferred” to the unaudited statement of revenue and operating costs for the Properties to be Transferred to Kaiser Energy Ltd. for the nine months ended September 30, 2005 and the audited statement of revenue and operating costs of the Properties to be Transferred to Kaiser Energy Ltd. for the year ended December 31, 2004 and found them to be in agreement.

6.                    Made enquiries of certain officials of Petrofund who have responsibility for financial and accounting matters about:

(a)          the basis for determination of the pro forma adjustments; and

(b)         whether the pro forma combined financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials of Petrofund:

(a)          described to us the basis for determination of the pro forma adjustments, and

(b)   stated that the pro forma combined financial statements comply as to form in all material respects with the regulatory requirements of the various Securities commissions and similar regulatory authorities in Canada.

7.                    Read the notes to the pro forma combined financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.                    Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the captioned “Petrofund Energy”, “Ultima Energy”, “Kaiser Energy”, “Canadian Partnership”, and “Properties to be Transferred” columns, as applicable as at September 30, 2005 and for the nine months then ended, and the year ended December 31, 2004, and found the amounts in the column captioned “Pro Forma Combined” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The forgoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumption, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Alberta	(Signed) DELOITTE & TOUCHE LLP
November 30, 2005	Chartered Accountants

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR
UNITED STATES OF AMERICA READERS ON DIFFERENCES
BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the United States of America standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under the United States of America standards, such compilation report would not be included.

Calgary, Alberta	(Signed) DELOITTE & TOUCHE LLP
November 30, 2005	Independent Registered Chartered Accountants

PETROFUND ENERGY TRUST

PRO FORMA COMBINED BALANCE SHEET

As at September 30, 2005
(thousands of Canadian dollars)
(unaudited)

				Properties
	Petrofund	Kaiser	Canadian	to be	Pro Forma	Pro Forma
	Energy	Energy	Partnership	Transferred	Adjustments	Combined	Notes
Assets
Current assets
Cash	$7,993	$78,262	$—	$—	$(78,262)	$7,993	2
Accounts receivable	47,671	24,112	281	—	(24,393)	47,671	2
Due from affiliates	—	672	2,540	—	(3,212)	—	2
Deferred loss on commodity contracts	129	—	—	—	—	129	—
Commodity contracts	745	—	—	—	—	745	—
Prepaid expenses	16,591	1,526	3	—	(1,529)	16,591	2
Total current assets	73,129	104,572	2,824	—	(107,396)	73,129	—
Asset retirement reserve fund	8,538	—	—	—	—	8,538	—
Goodwill	190,247	—	—	—	159,822	350,069	2.2
Oil and natural gas royalty and property interests, net	1,297,522	63,015	15,616	—	417,268	1,793,421	2.2
	$1,569,436	$167,587	$18,440	$—	$469,694	$2,225,157	—

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$42,052	$14,612	$456	$—	$(15,068)	$42,052	2
Due to affiliates	—	10,637	—	—	(10,637)	—	2
Deferred gain on commodity contracts	38	—	—	—	—	38	—
Commodity contracts	37,051	—	—	—	—	37,051	—
Distributions payable to Unitholders	18,126	—	—	—	—	18,126	—
Total current liabilities	97,267	25,249	456	—	(25,705)	97,267	—
Long-term debt	244,499	—	—	—	248,815	493,314	2.2
Future income taxes	87,658	24,154	—	—	134,799	246,611	2.2
Asset retirement obligations	55,266	989	795	—	9,369	66,419	2.2
	484,690	50,392	1,251	—	367,278	903,611	—
Unitholders’ equity
Unitholders’ capital	1,560,317	—	—	—	236,800	1,797,117	2.2
Exchangeable shares	6,038	—	—	—	—	6,038	—
Share capital	—	72,900	—	—	(72,900)	—	2.2
Partners’ capital, beginning of year	—	—	15,675	—	(15,675)	—	2.2
Contributed surplus	—	68,776	—	—	(68,776)	—	2.2
Accumulated earnings (deficit)	383,257	(24,481)	10,904	—	13,577	383,257	2.2
Accumulated cash distributions	(864,866)	—	—	—	—	(864,866)	—
Withdrawals	—	—	(9,390)	—	9,390	—	2.2
	1,084,746	117,195	17,189	—	102,416	1,321,546	—
	$1,569,436	$167,587	$18,440	$—	$469,694	$2,225,157	—

The accompanying notes are an integral part of this pro forma financial statement.

PETROFUND ENERGY TRUST

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005
(thousands of Canadian dollars, except per unit amounts)
(unaudited)

				Properties
	Petrofund	Kaiser	Canadian	to be	Pro Forma	Pro Forma
	Energy	Energy	Partnership	Transferred	Adjustments	Combined	Notes
Revenues
Oil and natural gas sales	$540,003	$34,773	$18,892	$30,883	$(7,949)	$616,602	2.5
Royalties	(105,048)	(7,378)	(3,158)	(6,760)	1,783	(120,561)	2.5
Loss on commodity contracts	(54,254)	—	—	—	—	(54,254)	—
	380,701	27,395	15,734	24,123	(6,166)	441,787	—
Expenses
Lease operating	103,245	4,861	2,224	4,935	(4,271)	110,994	2.5
Transportation costs	6,222	1,030	600	894	—	8,746	—
Financing costs	6,858	(987)	—	—	8,038	13,909	2.4
General and administrative	12,357	2,109	—	—	—	14,466	—
Capital taxes	3,167	—	—	—	—	3,167	—
Depletion, depreciation and accretion	141,960	7,571	2,006	—	36,488	188,025	2.3
	273,809	14,584	4,830	5,829	40,255	339,307	—
Income (loss) before the following	106,892	12,811	10,904	18,294	(46,421)	102,480	—
Donations of trust units	—	(77,784)	—	—	77,784	—	2.6
Equity loss of Taurus Exploration Ltd.	—	(14,079)	—	—	14,079	—	2.6
Gain on disposal of partnership units	—	17,772	—	—	(17,772)	—	2.6
Income (loss) before provision for income taxes	106,892	(61,280)	10,904	18,294	27,670	102,480	—
Provision for (recovery of) income taxes
Current	418	4,786	—	—	—	5,204	—
Future	(4,171)	(3,628)	—	—	(12,588)	(20,387)	2.7
	(3,753)	1,158	—	—	(12,588)	(15,183)	—
Net income (loss)	$110,645	$(62,438)	$10,904	$18,294	$40,258	$117,663	—

Net Income per Trust unit
Basic	$1.08					$1.02	3.0
Diluted	$1.08					$1.02	3.0

The accompanying notes are an integral part of this pro forma financial statement.

PETROFUND ENERGY TRUST

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(thousands of Canadian dollars, except per unit amounts)
(unaudited)

		Ultima Energy
		January 1	April 1			Properties
	Petrofund	to	to	Kaiser	Canadian	to be	Pro Forma	Pro Forma
	Energy	March 31	June 16	Energy	Partnership	Transferred	Adjustments	Combined	Notes
Revenues
Oil and gas sales	$517,081	$36,176	$34,880	$45,154	$23,006	$33,204	$(10,287)	$679,214	2.5
Royalties	(100,230)	(6,695)	(6,099)	(9,842)	(3,985)	(7,116)	2,235	(131,732)	2.5
Loss on commodity contracts	(48,712)	(5,599)	(5,875)	—	—	—	—	(60,186)	—
	368,139	23,882	22,906	35,312	19,021	26,088	(8,052)	487,296	—
Expenses
Lease operating	103,610	6,037	7,004	6,015	3,863	7,390	(5,585)	128,334	2.5
Transportation costs	5,862	586	466	1,563	818	—	—	9,295	—
Financing costs	5,849	545	371	(592)	—	—	12,074	18,247	2.4
General and administrative	14,441	1,778	986	1,502	—	—	—	18,707	—
Unit based compensation	—	765	1,657	—	—	—	—	2,422	—
Capital taxes	3,261	8	85	—	—	—	—	3,354	—
Depletion, depreciation and accretion	153,079	12,443	10,590	10,448	2,500	—	51,493	240,553	2.3
Merger costs	—	—	7,479	—	—	—	—	7,479	—
	286,102	22,162	28,638	18,936	7,181	7,390	57,982	428,391	—
Income (loss) before the following	82,037	1,720	(5,732)	16,376	11,840	18,698	(66,034)	58,905	—
Equity loss of Taurus Exploration Ltd.	—	—	—	(17,860)	—	—	17,860	—	2.6
Income (loss) before provision for income taxes	82,037	1,720	(5,732)	(1,484)	11,840	18,698	(48,174)	58,905	—
Provision for (recovery of) income taxes
Current	539	—	—	6,993	—	—	—	7,532	—
Future	7,139	(198)	—	(3,710)	—	—	(17,758)	(14,527)	2.7
	7,678	(198)	—	3,283	—	—	(17,758)	(6,995)	—
Net income (loss)	$74,359	$1,918	$(5,732)	$(4,767)	$11,840	$18,698	$(30,416)	$65,900	—

Net Income per Trust unit
Basic	$0.84							$0.58	3.0
Diluted	$0.84							$0.58	3.0

The accompanying notes are an integral part of this pro forma financial statement.

PETROFUND ENERGY TRUST

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

As at and for the Nine Months Ended September 30, 2005
and for the Year Ended December 31, 2004
(unaudited)

1.              BASIS OF PRESENTATION

The accompanying unaudited pro forma combined financial statements (the “Pro Forma Statements”) of Petrofund Energy Trust (“Petrofund”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for inclusion in a short form prospectus relating to the sale and issue of subscription receipts.

On November 16, 2005, Petrofund entered into an agreement to acquire Kaiser Energy Ltd. (“Kaiser”). Kaiser holds (or will hold prior to the completion of the acquisition by Petrofund), either directly or indirectly, interests in Canadian Acquisition Limited Partnership (“Canadian Partnership”) and certain Properties to be Transferred to Kaiser (the “Properties”) (collectively, the “Kaiser Entities”).

The Pro Forma Statements have been prepared from, and should be read in conjunction with:

•                  The audited Consolidated Financial Statements of Petrofund as at and for the year ended December 31, 2004 and the unaudited Consolidated Financial Statements of Petrofund as at and for the nine months ended September 30, 2005;

•                  The unaudited Consolidated Financial Statements of Ultima Energy Trust (“Ultima”) as at and for the three months ended March 31, 2004;

•                  The audited Consolidated Financial Statements of Kaiser as at and for the year ended December 31, 2004 and the unaudited Financial Statements of Kaiser as at and for the nine months ended September 30, 2005;

•                  The audited Consolidated Financial Statements of Canadian Partnership as at and for the year ended December 31, 2004 and the unaudited financial statements of Canadian Partnership as at and for the nine months ended September 30, 2005; and

•                  The audited statement of revenue and operating costs for the Properties for the year ended December 31, 2004 and the unaudited statement of revenue and operating costs of the Properties for the nine months ended September 30, 2005.

Other information which was available at the time of preparation of the Pro forma Statements has also been considered. In the opinion of management, these Pro Forma Statements include all material adjustments necessary for fair presentation.

The Pro Forma Statements are not necessarily indicative either of the results of operations that would have occurred for the year ended December 31, 2004 had the acquisition of the Kaiser Entities and Ultima been effected on January 1, 2004, or of the results of operations expected in 2005 and future years.

In preparing these Pro Forma Statements, no adjustments have been made to recognize any operating synergies or general and administrative cost savings which would be expected to occur as a result of combining the operations of Petrofund, Ultima and the Kaiser Entities.

2.              PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma combined balance sheet as at September 30, 2005 gives effect to the acquisition by Petrofund of all of the assets and the assumption of all liabilities of the Kaiser Entities, except for working capital, and other adjustments as if they had occurred on September 30, 2005, while the unaudited pro forma combined statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 gives effect to the acquisitions of the Kaiser Entities and Ultima and other adjustments as if they had occurred on January 1, 2004.

Accounting policies used in the preparation of the Pro Forma Statements is in accordance with those used in the preparation of the audited Consolidated Financial Statements of Petrofund as at and for the year ended December 31, 2004.

The Pro Forma Statements give effect to the following assumptions and adjustments:

2.1         Pursuant to the terms of a combination agreement, Petrofund issued 26.4 million Petrofund trust units which were distributed to the unitholders of Ultima on redemption of their Ultima trust units. After giving effect to the acquisition, Petrofund acquired all of the assets and assumed all of the liabilities of Ultima, and Ultima Unitholders became holders of Petrofund trust units on the basis of 0.442 Petrofund Trust units for each Ultima trust unit. The value assigned to each Petrofund trust unit of $17.12 was based on the weighted average trading price of the trust units for the period commencing five days before and ending five days after the acquisition was announced. The acquisition closed on June 16, 2004 and Ultima’s assets, liabilities and results of operations have been included from that date. The following table illustrates the allocation of the purchase price to Ultima’s assets and liabilities.

Purchase Price Allocation	$Cdn
(000’s)
Current assets	$22,244
Asset retirement reserve	1,549
Goodwill	178,110
Oil and gas royalty and property interest	384,987
Current liabilities	(17,791)
Long-term debt	(110,407)
Asset retirement obligations	(16,672)
Future income taxes	12,725
$454,745

2.2         Petrofund Energy Trust has entered into an agreement to acquire the Kaiser Entities for total consideration of Cdn $485 million, plus estimated acquisition costs of $615,000. The transaction is expected to close on or about December 15, 2005. Completion of the transaction is subject to certain regulatory and other conditions and there is no assurance that it will be completed. The transaction will be financed with a combination of proceeds from a bought deal equity financing in the amount of approximately Cdn $250 million ($236.8 million, net of issue costs) and debt drawn from Petrofund’s credit facilities which are to be expanded in conjunction with the acquisition. The following table is subject to change and illustrates the estimated determination of the purchase price and allocation to Kaiser’s assets and liabilities at September 30, 2005:

Consideration	$Cdn
(000’s)
Cash consideration funded through the issuance of Trust Units, net	$236,800
Debt issued upon acquisition	248,815
$485,615

Purchase Price Allocation	$Cdn
(000’s)
Oil and gas royalty and property interest	$495,899
Goodwill	159,822
Asset retirement obligations	(11,153)
Future income taxes	(158,953)
$485,615

2.3         The provision for depletion, depreciation and accretion has been adjusted to reflect the value assigned to Ultima’s and the Kaiser Entities and 100% of its oil and gas royalty and property interests and the consolidated oil and gas reserve volumes.

2.4         Financing costs has been adjusted to reflect the increase in long-term debt, effective January 1, 2004.

2.5         (a)          The results of operations have been adjusted to reflect oil and natural gas sales, royalties and lease operating costs of oil and gas properties not acquired by Petrofund.

(b)         Transaction between the Kaiser Entities in respect of natural gas processing and gathering revenues and operating expenses of $3.2 million for the nine months ended September 30, 2005 and $4.3 million for the year ended December 31, 2004 have been eliminated from the statement of operations.

(c)          Transaction between the Kaiser Entities in respect of gross overriding royalties and revenues of $1.1 million for the nine months ended September 30, 2005 and $1.4 million for the year ended December 31, 2004 have been eliminated from the statement of operations.

2.6         All transactions in the statement of operations related to Taurus Exploration Ltd. (“Taurus”), a wholly owned subsidiary of Kaiser, have been eliminated as all Taurus assets were disposed of prior to Petrofund’s acquisition of Kaiser.

2.7         Future income taxes have been adjusted for all of the above assumptions.

3.              PER UNIT INFORMATION

Pro forma net income per trust unit has been calculated using the weighted average number of Petrofund trust units and exchangeable shares of Petrofund Corp. outstanding plus Petrofund trust units issued to finance the acquisition of the Kaiser Entities and Ultima as if they had been outstanding for the respective period, as follows:

September 30, 2005 Per Unit Information

		December	Pro Forma
(000’s)	Petrofund	2005	Combined
Basic	102,412	12,500	114,912
Diluted	102,441	12,500	114,941

At period-end	105,046	12,500	117,546

December 31, 2004 Per Unit Information

		Ultima	December	Pro Forma
(000’s)	Petrofund	Acquisition	2005	Combined
Basic	88,169	12,068	12,500	112,737
Diluted	88,292	12,068	12,500	112,860

At year-end	100,451	—	12,500	112,951

FINANCIAL STATEMENTS OF KAISER ENERGY LTD.

AUDITORS’ REPORT

To the Directors
Kaiser Energy Ltd.

We have audited the consolidated balance sheets of Kaiser Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Kaiser Energy Ltd. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta, Canada	(Signed) COLLINS BARROW CALGARY LLP
September 16, 2005, except as to note 13 which is as of November 30, 2005	Chartered Accountants

KAISER ENERGY LTD.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2005	2004	2003
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$78,262	$26,257	$18,229
Accounts receivable and deposits	14,936	5,989	7,108
Prepaid expenses	1,526	619	575
Due from affiliates (note 3)	672	60	34
Income taxes recoverable	9,158	2,668	4,772
Investment in BNP partnership units (note 4)	18
	104,572	35,593	30,718
Investment in Taurus Exploration Ltd. (note 4)	—	40,227	56,518
Property and equipment (note 5)	63,015	58,747	56,953
	$167,587	$134,567	$144,189
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$14,612	$8,486	$8,575
Due to affiliate (note 3)	10,637	3,003	4,153
	25,249	11,489	12,728
Asset retirement obligations (note 6)	989	930	836
Future income taxes (note 7)	24,154	15,414	19,124
	50,392	27,833	32,688
Shareholder’s Equity
Share capital (note 8)	72,900	1	1
Contributed surplus	68,776	68,776	68,776
Retained earnings (deficit)	(24,481)	37,957	42,724
	117,195	106,734	111,501
	$167,587	$134,567	$144,189

Approved by the Board,

(Signed) GEORGE B. KAISER	(Signed) JANICE LAMBERT
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

KAISER ENERGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(expressed in thousands of Canadian dollars)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)
Revenue
Petroleum and natural gas sales	$34,773	$33,563	$45,154	$36,523
Royalties	7,378	7,421	9,842	7,659
	27,395	26,142	35,312	28,864
Expenses
Petroleum and natural gas production	4,861	4,333	6,015	5,429
Transportation costs	1,030	1,183	1,563	1,213
General and administrative	2,109	1,297	1,502	1,940
Depletion, depreciation and accretion	7,571	7,787	10,448	9,112
	15,571	14,600	19,528	17,694
Income before the following	11,824	11,542	15,784	11,170

Donations of trust units (note 4)	(77,784)	—	—	—
Equity in earnings (loss) of Taurus Exploration Ltd.	(14,079)	(11,087)	(17,860)	26,795
Gain on disposal of partnership units (note 4)	17,772	—	—	—
Interest income	1,050	467	656	403
Interest expense	(126)	(55)	(119)	(56)
Other	63	51	55	83
	(73,104)	(10,624)	(17,268)	27,225
Income (loss) before income taxes	(61,280)	918	(1,484)	38,395
Income tax provision (note 7)
Current	4,786	4,752	6,993	4,185
Future (recovery)	(3,628)	(2,284)	(3,710)	3,650
	1,158	2,468	3,283	7,835
Net income (loss)	(62,438)	(1,550)	(4,767)	30,560
Retained earnings, beginning of period	37,957	42,724	42,724	12,164
Retained earnings (deficit), end of period	$(24,481)	$41,174	$37,957	$42,724

The accompanying notes are an integral part of these consolidated financial statements.

KAISER ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)
Cash flows relating to:
Operating activities
Net income (loss)	$(62,438)	$(1,550)	$(4,767)	$30,560
Items not affecting cash
Non-cash donations	44,784	—	—	—
Depletion, depreciation and accretion	7,571	7,787	10,448	9,112
Equity in (earnings) loss of Taurus Exploration Ltd.	14,079	11,087	17,860	(26,795)
Gain on disposal of partnership units	(17,772)	—	—	—
Future income taxes	(3,628)	(2,284)	(3,710)	3,650
	(17,404)	15,040	19,831	16,527
Changes in non-cash working capital related to operations	(12,450)	2,867	823	(5,987)
	(29,854)	17,907	20,654	10,540
Financing activities
Advances from (repayments to) affiliate, net	7,634	2,851	(1,150)	2,741

Investing activities
Cash acquired on business combination (note 4)	84,988	—	—	—
Repayment from (advances to) affiliates, net	(612)	(4)	(26)	8,514
Proceeds from sale of shares of Taurus Exploration Ltd.	—	—	—	50
Purchase of shares of Taurus Exploration Ltd.	—	(1,551)	(1,569)	—
Property and equipment expenditures	(11,780)	(8,150)	(12,148)	(10,729)
Changes in non-cash working capital related to investing activities	1,629	(533)	2,267	3,263
	74,225	(10,238)	(11,476)	1,098
Increase in cash and cash equivalents	52,005	10,520	8,028	14,379
Cash and cash equivalents, beginning of period	26,257	18,229	18,229	3,850
Cash and cash equivalents, end of period	$78,262	$28,749	$26,257	$18,229

Supplemental cash flows disclosure:
Income taxes paid	$12,459	$2,470	$4,889	$5,777

Cash and cash equivalents is comprised of:
Amounts on deposit with banks (overdraft)	$1,139	$293	$(187)	$18,229
Short-term corporate paper and bankers’ acceptances	77,123	28,456	26,444	—
	$78,262	$28,749	$26,257	$18,229

The accompanying notes are an integral part of these consolidated financial statements.

KAISER ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the Nine Months Ended September 30, 2005 and 2004
(unaudited)
and as at and for the Years Ended December 31, 2004 and 2003
(expressed in Canadian dollars)

1.              NATURE OF OPERATIONS

Kaiser Energy Ltd. (“KEL” or the “Corporation”) explores for and develops petroleum and natural gas properties in Canada. KEL also operates, on a contract basis, certain properties of companies affiliated by virtue of common control (Canadian Acquisition Limited Partnership (“CALP”) and Kaiser-Francis Oil Company of Canada). No direct fees are paid to KEL for these services, however, KEL charges overhead at standard industry rates for the operation of the properties.

On September 9, 2005, the Corporation announced that it has retained the services of a financial advisor to seek proposals with the intent of monetizing substantially all of its petroleum and natural gas assets.

2.              SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared using accounting principles generally accepted in Canada. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a)          Basis of presentation

The consolidated financial statements of KEL include the accounts of the Corporation and its wholly-owned subsidiary, Taurus Exploration Ltd. (“Taurus”) since April 21, 2005 (note 4). Taurus includes the accounts of its wholly-owned subsidiaries and its general partnership.

(b)         Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and highly liquid investments with maturities of 90 days or less at issue. Bank overdraft consists of cheques issued in excess of funds on deposit.

(c)          Joint ventures

A significant part of the Corporation’s exploration, development and production activities are conducted jointly with others, and these financial statements reflect only the Corporation’s proportionate interest in such activities.

(d)         Petroleum and natural gas operations

The Corporation follows the full cost method of accounting for petroleum and natural gas operations and accordingly capitalizes and accumulates all exploration and development costs in cost centres by country. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, wellhead and gathering equipment, other carrying charges on unproved properties and overhead directly attributable to exploration and development activities.

Capitalized costs are depleted and depreciated using the unit-of-production method based on production volumes and estimated total proved petroleum and natural gas reserves as determined by independent and Corporation engineers. For the purpose of this calculation, production and reserves of petroleum and natural gas are converted to equivalent units based on the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to the properties or impairment occurs. Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20% or more in the depletion and depreciation rate.

In addition to the capitalized costs incurred to date in the exploration and development of petroleum and natural gas properties, the operations and further development require future expenditures and excludes estimated salvage values. For purposes of calculating depletion and depreciation expense, estimates of future expenditures and recoveries have been prepared for:

(i)             Future development costs of proved developed and undeveloped reserves as determined by independent and Corporation engineers;

(ii)          Net realizable value of production equipment and facilities after proved reserves are fully produced as determined by management.

(e)          Impairment of petroleum and natural gas properties

Impairment is evaluated at least annually by performing a “ceiling test”, whereby the carrying value of petroleum and natural gas properties less accumulated depletion and depreciation, related asset retirement obligations and the lesser of cost and fair value of unproved properties is compared to the estimated future cash flows expected to result from the Corporation’s proved reserves. Cash flows are calculated on an undiscounted basis using forecast prices and costs, as provided by independent engineers.

If impairment occurs, the Corporation will measure the amount by comparing the carrying value of the property and equipment to the estimated net present value of future cash flows from the proved and probable reserves, discounted at the Corporation’s risk-free interest rate. The excess of the carrying value less the net present value of future cash flows would be recorded as additional depletion and depreciation expense.

The cost of unproved properties are excluded from the ceiling test calculation and are subjected to a separate impairment test.

(f)            Asset retirement obligations

The Corporation recognizes the estimated fair value of an asset retirement obligation in the period a well or related asset is drilled, constructed or acquired. The fair value of the obligation is estimated using the present value of estimated future cash outflows to abandon the asset, calculated at the Corporation’s credit-adjusted risk-free interest rate. The obligation is reviewed regularly by the Corporation’s management based on current regulations, costs, technological and industry standards. The fair value is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The liability is increased each reporting period with the accretion being charged to income until the property is depleted or sold. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. Actual abandonment and restoration costs incurred are charged against the asset retirement obligation.

(g)         Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(h)         Depreciation

The cost of other property and equipment are depreciated approximating their useful lives on a declining balance basis at rates ranging from 20% to 30% per year.

(i)             Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(j)             Investments

(i)             BNP partnership units

The Corporation accounts for its investment in BNP partnership units using the cost method whereby the investment is initially recorded at cost. Earnings are recognized only to the extent received or receivable. Where there has been a permanent or other than temporary decline in value, the investment is stated at estimated net realizable value.

(ii)          Taurus Exploration Ltd.

The Corporation had a 26.4% investment in Taurus until April 21, 2005 at which time 73.6% of the ownership was acquired from Kaiser-Francis Oil Company (“KFOC”), a company affiliated by virtue of common control (note 3), bringing the Corporation’s ownership to 100%. The investment was recorded on the equity basis. The investment was periodically evaluated by management to determine if the facts and circumstances suggested that the investment may be impaired. Any impairment identified through this assessment would have resulted in a write-down of the investment and a corresponding charge to earnings.

(k)          Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the provision for and accretion of asset retirement obligations and the ceiling test are based on estimates of proved and probable reserves, production rates, future petroleum and natural gas prices, future costs and the remaining useful lives and period of future benefit of the related assets.

By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

3.     DUE FROM/TO AFFILIATES

Balances with related parties are as follows (in thousands):

	September 30,	December 31,
	2005	2004	2003
Due from affiliates
George Kaiser Family Foundation	$300	$—	$—
J-G Limited Partnership (“J-G”)	372	25	1
Selkirk Energy Canada Limited (“Selkirk”)	—	35	33
	$672	$60	$34
Due to affiliate
Kaiser-Francis Oil Company of Canada (“KFOCC”)	$10,637	$3,003	$4,153

George Kaiser Family Foundation is related by virtue of significant influence by a trustee of the Foundation who is also a corporate officer of KEL and other companies related by virtue of common control. The amount due, which includes $21,000 of amounts due from others, is unsecured, non-interest bearing and was repaid in October 2005.

J-G, Selkirk and KFOCC are affiliated by virtue of common control and each has a lending arrangement with KEL under which KEL may lend up to $30 million under the terms of a demand note, which requires monthly interest payments based on the United States Short-Term Applicable Federal Rate. Additionally, KEL has a borrowing arrangement with KFOCC under which KEL may borrow up to $50 million under the terms of a demand note, requiring monthly interest payments based on the United States Short-Term Applicable Federal Rate. The lending arrangement with Selkirk ended in January 2005 and Selkirk ceased to be an affiliate at that time. Interest incurred by KEL pursuant to the arrangement with KFOCC for the periods ending September 30, 2005 and 2004 and for the years ending December 31, 2004 and 2003 was $121,000, $50,000, $99,000 and $20,000, respectively, and is included in amounts due to affiliates.

Included in general and administrative expenses are charges to KEL by KFOC for management, operational and administrative services work performed by employees of KFOC on behalf of KEL. The amounts for the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003 were $1,117,173, $1,341,405, $1,742,000 and $2,288,000, respectively.

Included in petroleum and natural gas properties are capitalized general and administrative services provided by KFOC for the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003 of $425,000, $387,000, $403,000 and $595,000, respectively.

4.     INVESTMENT IN TAURUS EXPLORATION LTD.

On April 21, 2005, the Corporation acquired 73.6% of Taurus from KFOC, bringing the Corporation’s ownership of Taurus to 100%.

Consideration for the purchase consisted of 1,000 Class A shares with an ascribed value of $72,899,038, being the carrying values of the net assets acquired as follows:

(in thousands)
Cash	$62,551
Accounts receivable	582
Investment in Bonavista Energy Exchangeable Limited Partnership Units	19,894
Accounts payable and accrued liabilities	(154)
Income taxes payable	(871)
Future income taxes	(9,103)
$72,899

During 2003, Taurus sold its operating assets to a publicly traded energy trust, Bonavista Energy Trust (“BNP”). Taurus received $101 million in cash and exchangeable partnership units in BNP with an assigned value of $187 million, resulting in a gain of $66 million. Petroleum and natural gas operations were discontinued with the closing of the sale. During 2004, Taurus settled Taurus Charitable Income Trust and Taurus Charitable Income Trust B (the “Taurus Trusts”) with the Trusts having the purpose of receiving property from Taurus.

During the period ended September 30, 2005, Taurus exchanged BNP partnership units with an assigned value of $79,270,000 (September 30, 2004 — $65,323,000; December 31, 2004 — $108,120,000) and received BNP trust units (“BNP Trust Units”) in exchange, having a fair market value at the time of exchange of $134,995,000 (September 30, 2004 — $87,898,000; December 31, 2004 — $150,734,000), resulting in a gain of $55,725,000 (September 30, 2004 — $22,576,000; December 31, 2004 — $42,614,000) of which $17,772,000 was realized subsequent to April 21, 2005. Immediately following each exchange, Taurus donated the BNP Trust Units received to the Taurus Trusts. During the period ended September 30, 2005, donations to the Taurus Trusts of BNP Trust Units and cash totaled $167,995,000 (September 30, 2004 — $87,898,000; December 31, 2004 — $150,734,000) of which $77,784,000 occurred after April 21, 2005.

Following the contributions noted above, Taurus retained ownership of partnership units in BNP with an assigned value of $18,000, having a fair market value of $37,000 at September 30, 2005.

The contributions to the Taurus Trusts are not deductible for income tax purposes as the Taurus Trusts are not registered charities under the tax laws of Canada.

The sole trustee of the Taurus Trusts is a corporate officer of companies related to KEL and Taurus by virtue of common ownership. The beneficiaries of the Taurus Trusts are the Tulsa Community Foundation and a subsidiary foundation controlled by the Tulsa Community Foundation. The Taurus Trusts and the subsidiary foundation have no restrictions on their investing powers and have entered into financing and leasing arrangements respectively with entities related to KEL and Taurus by virtue of common control or significant influence. The financing and leasing arrangements are on normal commercial terms and conditions, consistent with those that might have prevailed if the parties had been unrelated. Accordingly, donations to the Taurus Trusts are treated as related party transactions, measured at the exchange amount, being the market value of the BNP Trust Units when the donations were made.

5.     PROPERTY AND EQUIPMENT

Property and equipment is composed of (in thousands):

	September 30,	December 31,
	2005	2004	2003
Petroleum and natural gas properties including exploration and development costs thereon	$148,214	$136,413	$124,285
Other	1,457	1,468	1,418
	149,671	137,881	125,703
Accumulated depletion and depreciation	86,656	79,134	68,750
	$63,015	$58,747	$56,953

For the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003, the Corporation capitalized $425,000, $387,000, $403,000 and $595,000, respectively, of general and administrative expenses.

The Corporation prepares a ceiling test calculation to assess the recoverability of its petroleum and natural gas properties. The ceiling test is based upon a valuation prepared by an independent engineering firm based on future petroleum and natural gas benchmark prices and adjusted for commodity price differentials specific to the Corporation.

The benchmark and the Corporation prices on which the December 31, 2004 ceiling test is based are as follows:

	Crude Oil		Natural Gas		Natural Gas Liquids
	Edmonton		AECO		Edmonton
	Par	Corporation	Spot	Corporation	NGL	Corporation
	Benchmark	Average	Benchmark	Average	Benchmark	Average
	($bbl)	($bbl)	($mcf)	($mcf)	($bbl)	($bbl)
2005	50.25	42.50	6.60	6.65	32.25	40.29
2006	46.75	40.15	6.35	6.41	30.50	38.09
2007	43.75	38.00	6.15	6.23	29.00	36.08
2008	40.75	35.85	6.00	6.08	27.75	34.12
2009	37.75	33.44	6.00	6.07	26.00	32.09
2010	35.75	32.56	6.00	6.07	25.25	31.15
2011	35.00	30.97	6.00	6.08	25.25	31.22
2012	34.50	30.07	6.00	6.07	25.25	31.18
2013	34.25	30.64	6.10	6.19	25.50	31.17
2014	34.00	31.45	6.20	6.30	26.00	31.61
2015	33.75	32.03	6.30	6.41	26.50	32.17

Prices increase at a rate of approximately 2% per year after 2015.

6.     ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the periods ended September 30, 2005 and December 31, 2004 and 2003 (in thousands):

	Nine Months Ended	Years Ended December 31,
	September 30, 2005	2004	2003
Asset retirement obligations, beginning of period	$930	$836	$751
Liabilities incurred	10	29	27
Liabilities settled	—	—	—
Accretion expense	49	65	58
Asset retirement obligations, end of period	$989	$930	$836

The total estimated inflated, undiscounted cash flows required to settle the obligations without including salvage, is $3,521,000. These amounts have been discounted using an average credit-adjusted risk-free interest rate of approximately 7.71%. The Corporation expects these obligations to be settled, on average, in 17 years, the majority of which is expected to be incurred between 2006 and 2023 and that the obligations will be funded from general corporate resources at the time of retirement.

7.     INCOME TAXES

The components of the future income tax liability are as follows (in thousands):

	September 30,	December 31,
	2005	2004	2003
Temporary differences relating to:
Property and equipment and asset retirement obligations	$12,744	$12,206	$12,293
Partnership income not taxable until following period	11,562	—	—
Other	(152)	—	—
Investment in Taurus	—	3,208	6,831
	$24,154	$15,414	$19,124

Income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates for the periods ended September 30, 2005 and 2004 and

December 31, 2004 and 2003 of 37.62%, 38.62%%, 38.62% and 39.62%, respectively, to income (loss) before income taxes as follows (in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
Expected income tax expense (recovery)	$(23,054)	$355	$(573)	$15,212
Tax rate adjustment	2,912	1,626	2,877	(8,214)
Non-deductible crown charges	1,857	2,258	3,801	3,034
Resource allowance	(1,515)	(1,771)	(2,359)	(2,333)
Non-deductible donation	29,262	—	—	—
Non-taxable portion of capital gains	(8,424)	—	—	—
Other	120	—	(463)	136
	$1,158	$2,468	$3,283	$7,835

8.     SHARE CAPITAL

(a)          Authorized

Unlimited Class A shares

(b)         Issued

	September 30,	December 31,
	2005	2004	2003

1,500 (December 31, 2004 and 2003— 500) Class A shares	$72,900,038	$1,000	$1,000

During the period ended September 30, 2005, the Corporation issued 1,000 Class A shares in exchange for a 73.6% interest in Taurus (note 4).

9.     BANK CREDIT FACILITY

The Corporation has available a line of credit facility with a Canadian chartered bank, to a maximum of $10 million, which is renewed annually. The facility is available to the Corporation by way of prime rate based loans. Interest is payable quarterly at the chartered bank’s prime rate. Related parties have guaranteed any debt drawn under this facility. Under the terms of the agreement, the Corporation is required to meet certain financial and engineering reporting requirements and may not breach certain financial tests without prior consent of the bank. As at the report date, the Corporation has not utilized this facility.

10.  CONTINGENCIES

The Corporation may provide various guarantees and indemnifications in conjunction with certain transactions in the normal course of business. In the opinion of management, any obligations would not have a material impact on the Corporation’s financial condition.

The Corporation is party to various legal claims associated with the ordinary conduct of business. Management does not anticipate that these claims will have a material impact on the Corporation’s financial position.

11.  FINANCIAL INSTRUMENTS

(a)   Fair values

The fair values of the Corporation’s cash and cash equivalents, accounts receivable and deposits, accounts payable and accrued liabilities and amounts due from and to affiliates are estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments or because they bear interest at market rates.

At December 31, 2004 and 2003, the fair value of the investment in Taurus was not determinable as Taurus was a private company and, in the opinion of management, it was not practicable to value this investment.

(b)   Credit risk

The majority of the Corporation’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Corporation’s petroleum and natural gas production. The Corporation generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.

(c)   Commodity price risk

The nature of the Corporation’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage its exposure to these risks when it deems appropriate.

(d)   Interest cash flow risk

The Corporation’s credit facility and lending and borrowing arrangements are subject to floating interest rates. The interest rates fluctuate with changes in market rates.

12.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified for the presentation adopted in the current period.

13.  SUBSEQUENT EVENT

On November 16, 2005, Petrofund Energy Trust (“Petrofund”) announced that it had agreed to acquire all of the outstanding shares of KEL.

The purchase price is Cdn $485 million plus working capital adjustments, and is expected to close on December 15, 2005, with an effective date of December 1, 2005. On closing, KEL will become a wholly-owned subsidiary of Petrofund.

Prior to the sale, KEL has agreed to undertake certain Reorganization Transactions that will result in the merger of KEL, its parent company, G.B.K. Holdings Ltd., and Canadian Acquisition Limited Partnership, as well as the acquisition by KEL of interests in resource properties, including interests owned by individuals related to KEL.

Completion of the transaction is subject to certain regulatory and other conditions.

FINANCIAL STATEMENTS OF THE LIMITED PARTNERSHIP

AUDITORS’ REPORT

To the Board of Directors of
Kaiser-Francis Oil Company of Canada (General Partner)

We have audited the balance sheets of Canadian Acquisition Limited Partnership as at December 31, 2004 and 2003 and the statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta, Canada	(Signed) COLLINS BARROW CALGARY LLP
September 16, 2005, except as to	Chartered Accountants
note 7 which is as of November 30, 2005

CANADIAN ACQUISITION LIMITED PARTNERSHIP

BALANCE SHEETS

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2005	2004	2003
	(unaudited)
Assets
Current assets
Accounts receivable	$281	$211	$428
Due from general partner (note 3)	2,540	1,807	1,550
	2,821	2,018	1,978
Property and equipment (note 4)
Petroleum and natural gas properties	38,069	35,360	32,110
Accumulated depletion and depreciation	(22,453)	(20,482)	(18,052)
	15,616	14,878	14,058
Other	3	3	3
	$18,440	$16,899	$16,039
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$456	$474	$376
Asset retirement obligations (note 5)	795	750	663
	1,251	1,224	1,039
Partners’ Capital
Partners’ capital, beginning of period	15,675	15,000	15,379
Withdrawals	(9,390)	(11,165)	(13,305)
Net income	10,904	11,840	12,926
Partners’ capital, end of period	17,189	15,675	15,000
	$18,440	$16,899	$16,039

Approved by the Board of Directors of Kaiser-Francis Oil Company of Canada, General Partner.

(Signed) GEORGE B. KAISER
Director

The accompanying notes are an integral part of these financial statements.

CANADIAN ACQUISITION LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)
Revenue
Petroleum and natural gas sales	$18,892	$17,136	$23,006	$22,689
Royalties, net of Alberta Royalty Tax Credit	3,158	3,113	3,985	3,970
	15,734	14,023	19,021	18,719
Expenses
Petroleum and natural gas production	2,224	2,868	3,863	2,930
Transportation costs	600	614	818	835
Depletion, depreciation and accretion	2,006	2,005	2,500	2,028
	4,830	5,487	7,181	5,793
Net income	$10,904	$8,536	$11,840	$12,926

The accompanying notes are an integral part of these financial statements.

CANADIAN ACQUISITION LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)
Cash flows relating to:
Operating activities
Net income	$10,904	$8,536	$11,840	$12,926
Item not affecting cash
Depletion, depreciation and accretion	2,006	2,005	2,500	2,028
	12,910	10,541	14,340	14,954
Changes in non-cash working capital related to operations	(88)	398	315	70
	12,822	10,939	14,655	15,024
Financing activity
Distributions to partners, net of contributions	(9,390)	(8,536)	(11,165)	(13,305)
Investing activities
Acquisition of property and equipment	(2,699)	(2,425)	(3,233)	(2,493)
Repayments from (advances to) general partner, net	(733)	22	(257)	774
	(3,432)	(2,403)	(3,490)	(1,719)
Increase in cash	—	—	—	—
Cash, beginning of period	—	—	—	—
Cash, end of period	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

CANADIAN ACQUISITION LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

As at and for the Nine Months Ended September 30, 2005 and 2004 (unaudited)

and as at and for the Years Ended December 31, 2004 and 2003

(expressed in Canadian dollars)

1.     NATURE OF OPERATIONS

Canadian Acquisition Limited Partnership (“CALP” or the “Partnership”) explores for and develops petroleum and natural gas properties in Canada. Through the general partner, Kaiser-Francis Oil Company of Canada (“KFOCC”), an affiliated entity by virtue of common control, Kaiser Energy Ltd. (“KEL”) operates any properties not otherwise operated by outside parties and performs or contracts any administrative functions. No direct fees are paid to KFOCC or KEL for these services, but KEL receives any overhead earned for the operation of properties at standard industry rates. These financial statements include only the assets, liabilities, revenues and expenses related to the operation of CALP. They do not include all of the assets, liabilities, revenues and expenses of the individual partners.

On September 9, 2005, KEL announced that it has retained the services of a financial advisor to seek proposals with the intent of monetizing substantially all of the petroleum and natural gas assets of KEL and CALP.

2.     SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared using accounting principles generally accepted in Canada. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a)   Joint ventures

A significant part of the Partnership’s exploration, development and production activities are conducted jointly with others, and these financial statements reflect only the Partnership’s proportionate interest in such activities.

(b)   Petroleum and natural gas operations

The Partnership follows the full cost method of accounting for petroleum and natural gas operations and accordingly capitalizes all exploration and development costs in cost centre by country. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, wellhead and gathering equipment, other carrying charges on unproved properties and overhead directly attributable to exploration and development activities.

Capitalized costs are depleted and depreciated using the unit-of-production method based on production volumes and estimated total proved petroleum and natural gas reserves as determined by independent engineers and engineers employed or contracted by KEL. For the purpose of this calculation, production and reserves of petroleum and natural gas are converted to equivalent units based on the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to the properties or impairment occurs. Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20% or more in the depletion and depreciation rate.

In addition to the capitalized costs incurred to date in the exploration and development of petroleum and natural gas properties, the operations and further development require future expenditures and excludes estimated salvage values. For purposes of calculating depletion and depreciation expense, estimates of future expenditures and recoveries have been prepared for:

(i)    Future development costs of proved developed and undeveloped reserves as determined by independent engineers and engineers employed or contracted by KEL;

(ii)   Net realizable value of production equipment and facilities after proved reserves are fully produced as determined by the Partnership’s management.

(c)   Impairment of petroleum and natural gas properties

Impairment is evaluated at least annually and is recognized if the carrying value of petroleum and natural gas properties less accumulated depletion and depreciation, related asset retirement obligations and the lesser of cost and fair value of unproved properties exceeds the estimated future cash flows expected to result from the Partnership’s proved reserves. Cash flows are calculated on an undiscounted basis using forecast prices and costs, as provided by independent engineers.

If impairment occurs, the Partnership will measure the amount by performing a ceiling test, comparing the carrying value of the property and equipment to the estimated net present value of future cash flows from the proved and probable reserves, discounted at the Partnership’s risk-free interest rate. The excess of the carrying value less the net present value of future cash flows would be recorded as additional depletion and depreciation expense.

The cost of unproved properties are excluded from the ceiling test calculation and are subjected to a separate impairment test.

(d)   Asset retirement obligations

The Partnership recognizes the estimated fair value of an asset retirement obligation in the period a well or related asset is drilled, constructed or acquired. The fair value of the obligation is estimated using the present value of estimated future cash outflows to abandon the asset, calculated at the Partnership’s credit-adjusted risk-free interest rate. The obligation is reviewed regularly by the Partnership’s management based on current regulations, costs, technological and industry standards. The fair value is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The liability is increased each reporting period with the accretion being charged to income until the property is depleted or sold. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. Actual abandonment and restoration costs incurred are charged against the asset retirement obligation.

(e)   Income taxes

The Partnership is not subject to federal or provincial income taxes, as partners must reflect their share of Partnership income in their tax returns. Therefore, no provision for income taxes is reflected in the financial statements.

(f)    Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(g)   Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the provision for and accretion of asset retirement obligations and the ceiling test are based on estimates of proved and probable reserves, production rates, future petroleum and natural gas prices, future costs and the remaining useful lives and period of future benefit of the related assets.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3.     DUE FROM GENERAL PARTNER

All transactions for the Partnership are implemented by the general partner. The amount due from general partner at each period end represents the net cash flows accrued for activity recorded in the financial statements of the Partnership. Due from general partner is unsecured, non-interest bearing and has no stated terms of repayment.

The largest individual limited partner, with approximately 60% ownership of the Partnership, controls KFOCC, KEL, and the parent company of KFOCC.

4.     PROPERTY AND EQUIPMENT

For the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003, no general and administrative expenses or interest have been capitalized.

The Partnership prepares a ceiling test calculation to assess the recoverability of its petroleum and natural gas properties. The ceiling test is based upon a valuation prepared by an independent engineering firm based on future petroleum and natural gas benchmark prices and adjusted for commodity price differentials specific to the Partnership.

The benchmark and CALP prices on which the December 31, 2004 ceiling test is based are as follows:

	Crude Oil		Natural Gas		Natural Gas Liquids
	Edmonton		AECO		Edmonton
	Par	CALP	Spot	CALP	NGL	CALP
	Benchmark	Average	Benchmark	Average	Benchmark	Average
	($bbl)	($bbl)	($mcf)	($mcf)	($bbl)	($bbl)
2005	50.25	35.57	6.60	6.50	32.25	42.00
2006	46.75	34.44	6.35	6.24	30.50	39.36
2007	43.75	33.17	6.15	6.05	29.00	37.43
2008	40.75	31.28	6.00	5.90	27.75	35.47
2009	37.75	30.34	6.00	5.90	26.00	33.31
2010	35.75	28.99	6.00	5.90	25.25	32.23
2011	35.00	29.66	6.00	5.90	25.25	32.24
2012	34.50	30.25	6.00	5.91	25.25	32.26
2013	34.25	30.75	6.10	6.01	25.25	32.26
2014	34.00	31.50	6.20	6.12	26.00	33.38
2015	33.75	31.75	6.30	6.22	26.50	33.83

Prices increase at a rate of approximately 2% per year after 2015.

5.     ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the periods ended September 30, 2005 and December 31, 2004 and 2003 (in thousands):

	Nine Months Ended September 30,	Years Ended December 31,
	2005	2004	2003
Asset retirement obligations, beginning of period	$750	$663	$579
Liabilities incurred	10	17	19
Liabilities settled	—	—	—
Accretion expense	35	70	65
Asset retirement obligations, end of period	$795	$750	$663

The total estimated inflated, undiscounted cash flows required to settle the obligations at September 30, 2005 without including salvage, is $1,771,000. These amounts have been discounted using an average credit-adjusted risk-free interest rate of approximately 9.78%. The Partnership expects these obligations to be settled on average in 16 years, the majority of which is expected to be incurred between 2011 and 2032, and will be funded from general Partnership resources at the time of retirement.

6.     FINANCIAL INSTRUMENTS

(a)   Fair values

The fair values of the Partnership’s accounts receivable, due from general partner and accounts payable and accrued liabilities are estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

(b)   Credit risk

The majority of the Partnership’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Partnership’s petroleum and natural gas production. The Partnership generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.

(c)   Commodity price risk

The nature of the Partnership’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage its exposure to these risks when it deems appropriate.

7.     SUBSEQUENT EVENT

On November 16, 2005, the shareholder of KEL entered into an agreement with Petrofund Energy Trust (“Petrofund”) whereby, Petrofund will acquire all of the outstanding shares of KEL.

The purchase price is Cdn $485 million plus working capital adjustments, and is expected to close on December 15, 2005, with an effective date of December 1, 2005. On closing, KEL will become a wholly-owned subsidiary of Petrofund.

Prior to the sale, KEL has agreed to undertake certain Reorganization Transactions that will result in the merger of KEL, its parent company, G.B.K. Holdings Ltd., and CALP, as well as the acquisition by KEL of interests in resource properties, including interests owned by individuals related to KEL.

Completion of the transaction is subject to certain regulatory and other conditions.

FINANCIAL STATEMENTS OF THE UNINCORPORATED ASSETS

AUDITORS’ REPORT

To the Directors Kaiser Energy Ltd.

We have audited the statement of revenue and operating costs for the properties to be transferred to Kaiser Energy Ltd. (“KEL”) as described in Note 1 to the statement (the “Properties”) for the years ended December 31, 2004 and 2003. This financial information is the responsibility of KEL’s management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial information.

In our opinion, the statement of revenue and operating costs presents fairly, in all material respects, the revenue and operating costs of the Properties for the years ended December 31, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta, Canada	(Signed) COLLINS BARROW CALGARY LLP
September 16, 2005, except as to	Chartered Accountants
note 4 which is as of November 30, 2005

PROPERTIES TO BE TRANSFERRED TO KAISER ENERGY LTD.

STATEMENT OF REVENUE AND OPERATING COSTS

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)
Petroleum and natural gas sales	$30,883	$23,882	$33,204	$29,833
Royalties	6,760	4,950	7,116	7,921
	24,123	18,932	26,088	21,912
Petroleum and natural gas production	4,935	4,521	5,866	5,047
Transportation	894	935	1,524	1,128
	5,829	5,456	7,390	6,175
Income from operations	$18,294	$13,476	$18,698	$15,737

The accompanying notes are an integral part of this financial statement.

PROPERTIES TO BE TRANSFERRED TO KAISER ENERGY LTD.

NOTES TO STATEMENT OF REVENUE AND OPERATING COSTS

For the Nine Months Ended September 30, 2005 and 2004 (unaudited)

and the Years Ended December 31, 2004 and 2003

(expressed in Canadian dollars)

1.     NATURE OF OPERATIONS

On September 9, 2005, Kaiser Energy Ltd. (“KEL”) announced that it has retained the services of a financial advisor to seek proposals with the intent of monetizing substantially all of its petroleum and natural gas assets. KEL intends to acquire the assets (“the Properties”) held by certain individuals (“the Individuals”) and by Kaiser-Francis Oil Company of Canada (“KFOCC”), participants in the Properties, operated by KEL.

Certain Individuals with interests in the Properties are related to KEL through controlling shareholdings, or as officers or employees of KEL or other entities related by common ownership. KFOCC is related to KEL by common ownership.

The statement of revenue and operating expenses for the Properties includes only amounts applicable to the interests of the above-noted participants in the Properties.

The statement of revenue and operating expenses for the Properties does not include any provision for depletion, depreciation and accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for the Properties.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(b)   Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c)   Petroleum and natural gas production

Petroleum and natural gas production includes amounts incurred to bring the petroleum and natural gas to the surface, gather, transport, field process, treat, store, and sell same and operating overhead recoveries as established by KEL.

3.     COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the presentation adopted for the current period.

4.     SUBSEQUENT EVENT

On November 16, 2005, the shareholder of KEL entered into an agreement with Petrofund Energy Trust (“Petrofund”) whereby, Petrofund will acquire all of the outstanding shares of KEL.

The purchase price is Cdn $485 million plus working capital adjustments, and is expected to close on December 15, 2005, with an effective date of December 1, 2005. On closing, KEL will become a wholly-owned subsidiary of Petrofund.

Prior to the sale, KEL has agreed to undertake certain Reorganization Transactions that will result in the merger of KEL, its parent company, G.B.K. Holdings Ltd., and Canadian Acquisition Limited Partnership, as well as the acquisition by KEL of interests in the Properties owned by the Individuals.

Completion of the transaction is subject to certain regulatory and other conditions.